Exhibit 99.1

News Release

BROOKFIELD PROPERTY PARTNERS TO HOLD CONFERENCE CALL

& WEBCAST OF 2013 SECOND QUARTER FINANCIAL RESULTS THURSDAY, AUGUST 8, 2013 AT 1:00 PM (ET)

NEW YORK, July 11, 2013 – Brookfield Property Partners, L.P. (NYSE: BPY, TSX: BPY.UN) announced today that its 2013 second quarter results will be released prior to the market open on Thursday, August 8, 2013. Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing the results on Thursday, August 8, at 1:00 PM (ET). Scheduled speakers are Ric Clark, chief executive officer, Steve Douglas, chief financial officer and Brian Kingston, chief investment officer.

Along with the earnings news release, an updated supplemental information package will be available on the company’s website, www.brookfieldpropertypartners.com, before the market open on August 8, 2013.

To participate in the conference call, please dial toll free 888.300.2347 or toll 719.325.4827, pass code 2568913, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldpropertypartners.com.

A replay of this call can be accessed through September 8, 2013 by dialing toll free 888.203.1112 or toll 719.457.0820, pass code 2568913. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldpropertypartners.com for one year.

Contact:

Melissa Coley, VP, Investor Relations & Communications

(212) 417-7215; melissa.coley@brookfield.com

About Brookfield Property Partners

Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. Our diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, we have interests in approximately 19,800 multi-family units, 29 million square feet of industrial space and an 18 million square foot office development pipeline. Our goal is to be the leading global investor in best in class commercial property assets. For more information, please visit www.brookfieldpropertypartners.com.